April 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	Robert Augustin and Jane Park Tracey Houser and Li Xiao Division of Corporate Finance Office of Industrial Applications and Services

Re:	GenEmbryomics Limited
Request to Withdraw Registration Statement on Form F-1, as amended
Initial filed on February 20, 2025
File No. 333-285074

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), GenEmbryomics Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-285074) initially filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2025, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company is withdrawing the Registration Statement because the Company has not sold securities pursuant to the Registration Statement withdrawn hereby. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Company hereby confirms that no securities have been sold thereunder.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a new registration statement.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Sarah Hewitt, of Fox Rothschild LLP at (212) 878-1435.

Very truly yours,

/s/ Nicholas Murphy

Nicholas Murphy

Chief Executive Officer and Managing Director

cc:	Sarah Hewitt Esq.